UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)

and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No.     )

Dakota Growers Pasta Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4200

with a copy to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 23422P106

1	Name of Reporting Persons Viterra Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1) Represents (i) 2,428,692 shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”) and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 shares of Series F convertible preferred stock, par value $.01 per share (the “Series F Shares”), of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2) Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Viterra Inc. (“Viterra”) may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Viterra that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by Viterra.

CUSIP No. 23422P106

1	Name of Reporting Persons Agricore United Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1) Represents (i) 2,428,692 shares of Issuer Common Stock and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 Series F Shares of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2) Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Agricore United Holdings Inc. may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agricore United Holdings Inc. that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Agricore United Holdings Inc.

CUSIP No. 23422P106

1	Name of Reporting Persons Bluebird Acquisition Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization North Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1) Represents (i) 2,428,692 shares of Issuer Common Stock and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 Series F Shares of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2) Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Bluebird Acquisition Corporation may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bluebird Acquisition Corporation that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Bluebird Acquisition Corporation.

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Pasta Ave., Carrington, ND 58421.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Vittera Inc., a corporation incorporated under the laws of Canada (“Viterra”), Agricore United Holdings Inc. a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Viterra (“Parent”) and Bluebird Acquisition Corporation, a corporation incorporated under the laws of North Dakota and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act.

The address of the principal executive offices of Viterra is 2625 Victoria Avenue, Regina, SK  S4T 7T9, Canada.  Viterra and its subsidiaries operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services.  Viterra and its subsidiaries provide premium quality ingredients to leading global food manufacturers through extensive agribusiness operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra’s Southeast Asian operations. Viterra’s international presence also extends to operations in the United States, offices in Japan, Singapore, China, Switzerland and India.

Parent is the holding company for Viterra’s U.S. operations.  Parent’s principal executive offices are located at 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9.

Merger Sub’s principal executive offices are located at 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9. Merger Sub was formed on March 2, 2010 solely for the purpose of engaging in the Offer (as defined below), the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (as defined below) and has not engaged, and does not expect to engage, in any other business activities.

Set forth in Schedule I hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship, of each of Viterra’s, Parent’s and Merger Sub’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling Viterra, Parent or Merger Sub.

During the last five years, none of Viterra, Parent, Merger Sub or, to the knowledge of Viterra, Parent and Merger Sub, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Tender and Support Agreements, dated as of March 10, 2010 (the “Tender and Support Agreements”), among Parent, Merger Sub and each of MVC Capital, Inc., La Bella Holdings LLC, Timothy J. Dodd and Edward O. Irion (collectively, the “Stockholders”), Viterra, Parent and Merger Sub may be deemed to be the beneficial owner of 3,493,692 shares of Issuer Common Stock (collectively, the “Subject Shares”).  Parent, Merger Sub and the Stockholders entered into the Tender and Support Agreements to induce Parent and Merger Sub to enter into the Agreement and Plan of Merger, dated as of March 10, 2010 (the “Merger Agreement”), among Parent, Merger Sub and the Issuer.  Pursuant to the Merger Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Issuer Common Stock at a price of $18.28 per share in cash (the “Common Offer Price”) and all of the issued and outstanding shares of Series D preferred stock of Dakota Growers at a price of $0.10 per share in cash, without interest and less any required withholding taxes, and (ii) after acceptance of the tendered shares of Issuer Common Stock and Series D preferred stock for payment by Merger Sub and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $18.28 in cash and each share of Series D preferred stock will be converted into the right to receive $0.10 per share in cash, without interest and less any required withholding taxes.  The descriptions of the Merger Agreement and the Tender and Support Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 5.  Any beneficial ownership of Viterra, Parent or Merger Sub in Issuer Common Stock that may be deemed to arise as a result of the Tender and Support Agreements is not expected to require the expenditure of any funds.

Item 4.  Purpose of Transaction.

(a)-(b) The Tender and Support Agreements were entered into as (i) a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and (ii) to increase the likelihood that the Minimum Condition (as defined in the Merger Agreement) to the Offer will be satisfied.  See the response to Item 3 for a more complete description of the Offer.  The terms of the Tender and Support Agreements apply to the Subject Shares of the Stockholders as set forth in the signature pages to the Tender and Support Agreements, which are attached hereto as Exhibits 2 through 5.

(c) Not applicable.

(d) The Merger Agreement provides that, upon Merger Sub’s acceptance for payment and payment for all shares of Issuer Common Stock validly tendered and not validly withdrawn pursuant to the Offer, and at all times thereafter, Parent will be entitled to designate up to such number of directors to the Issuer’s Board of Directors equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors of the Issuer’s Board of Directors and (ii) a fraction, the numerator of which is the number of shares of Issuer Common Stock held by Parent and Merger Sub, and the denominator of which is the total number of then outstanding shares of Issuer Common Stock.  The Merger Agreement further provides that the Issuer will be required to, promptly following a request by Merger Sub, subject to compliance with applicable law, take all necessary actions to cause Merger Sub’s designees to be elected or appointed to the Issuer’s Board of Directors either by increasing the size of the Issuer’s Board of Directors or securing the resignations of such number of incumbent directors as is necessary to enable Merger Sub’s designees to be appointed to the Issuer’s Board of Directors.  In the event that Merger Sub’s designees are elected or appointed to the Issuer’s Board of Directors as provided for in the Merger Agreement, the Issuer’s Board of Directors shall have at least such number of directors as may be required by applicable law who are considered independent directors within the meaning of such laws (the “Independent Directors”); provided that in such event, if the number of Independent Directors shall be reduced below the number of directors as may be required by such laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by applicable law, to fill such vacancies, which directors shall not be stockholders or affiliates of Parent or Merger Sub, and such Persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

(e) Following the completion of the Merger, Viterra expects to amend and restate the certificate of incorporation and bylaws of the Surviving Corporation.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Upon consummation of the Merger, Issuer Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Viterra does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Viterra reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As a result of the Tender and Support Agreements, Viterra may be deemed to be a beneficial owner of the Subject Shares. The Subject Shares constitute approximately 29.53% of the issued and outstanding shares of Issuer Common Stock, based on (i) the Issuer’s representation in the Merger Agreement that there were 10,764,932 shares of Issuer Common Stock issued and outstanding as of March 10, 2010 and (ii) the fact that, as a result of the Tender and Support Agreement among Parent, Merger Sub and MVC Capital, Inc., Viterra, Parent and Merger Sub may be deemed to be the beneficial owner of 1,065,000 Series F Shares, which are convertible into shares of Issuer Common Stock.

Pursuant to the Tender and Support Agreements, each of the Stockholders has, among other things, agreed (i) to tender all of its shares of Issuer Common Stock and, in the case of MVC Capital, Inc., to tender and convert all of its Series F Shares to shares of Issuer Common Stock, in accordance with the terms of its Tender and Support Agreement; (ii) to vote, and to irrevocably appoint Parent as its proxy and attorney-in-fact to vote, (A) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (B) against (1) any alternative acquisition proposal, (2) any amendment of the Issuer’s organizational documents or other action, proposal, transaction or agreement involving the Issuer or any of its subsidiaries, which amendment or other action, proposal, transaction or agreement would in any manner impede, hinder, interfere with, frustrate, prevent, delay, adversely affect or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder under the Tender and Support Agreement or of the Issuer under the Merger Agreement; and (iii) to abide by certain restrictions on the transfer of the Subject Shares and on its ability to enter into any other arrangements inconsistent with the Tender and Support Agreement.

Each Tender and Support Agreement terminates upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement entered into without the prior written consent of the Stockholder that is a party to such Tender and Support Agreement that (A) reduces the Minimum Condition (as defined in the Merger Agreement), (B) reduces the Common Offer Price (except as contemplated by Section 1.1(c) of the Merger Agreement) or (C) changes the form of consideration to be paid to holders of shares of Issuer Common Stock in the Offer.

(c) Neither Viterra nor, to its knowledge, any person named in Schedule I, has effected any transaction in Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Viterra, Parent and Merger Sub there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1

Agreement and Plan of Merger dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Dakota Growers Pasta Company, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010)

99.2	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and MVC Capital, Inc.

99.3	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and La Bella Holdings LLC.

99.4	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Timothy J. Dodd.

99.5	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Edward O. Irion.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2010	VITERRA INC.

	By:	/s/ Ray Dean
Name: Ray Dean
Title: Senior Vice President and General Counsel/Corporate Secretary

	By:	/s/ Colleen Vancha
Name: Colleen Vancha
Title: Senior Vice President Investor Relations & Corporate Affairs

Date: March 22, 2010	AGRICORE UNITED HOLDINGS INC.

	By:	/s/ Ray Dean
Name: Ray Dean
Title: President

	By:	/s/ Kevin Barbero
Name: Kevin Barbero
Title: Vice President

Date: March 22, 2010	BLUEBIRD ACQUISITION CORPORATION

	By:	/s/ Ray Dean
Name: Ray Dean
Title: President

	By:	/s/ Kevin Barbero
Name: Kevin Barbero
Title: Vice President

SCHEDULE I

Viterra Inc.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Viterra Inc., 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9, and, except as noted below, each such person is a citizen of Canada.

Name	Position	Present Principal Occupation

Directors

Thomas Birks	Director, Chairman of the Board

Mr. Birks joined Viterra’s Board of Directors in 2005 and was elected as Chair in April 2008. Currently, he is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments.

Vic Bruce	Director	Mr. Bruce joined Viterra’s Board of Directors in 2002. Currently, Mr. Bruce is President of Sunrise Farms, a farming operation.

Thomas Chambers	Director

Mr. Chambers joined Viterra’s Board of Directors in 2006. He is an experienced professional accountant, senior executive, corporate director and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. He is currently President of Senior Partner Services, Ltd, which provides the services of advisors and directors to a number of companies.

Paul Daniel	Director

Mr. Daniel is a farmer and serves on the Board’s Audit Committee. Prior to joining the Viterra Board in 2009, he was a Director of ABB Grain. Paul was elected to the ABB Grain board in 2006 and served as a member of the Finance and Audit Committee.

Bonnie DuPont	Director

Ms. DuPont joined Viterra’s Board of Directors in 2008. She is a Group Vice President with Enbridge Inc. in Calgary, a role in which she has accountability for the Corporate Resources function, Information Technology, Public & Government Affairs, Human Resources, Governance and Corporate Social Responsibility.  Enbridge Inc. is an energy transportation and distribution company.

Perry Gunner	Director, Deputy Chairman

Mr. Gunner is Viterra’s Deputy Chairman of the Board. Prior to joining the Viterra Board in 2009, Mr. Gunner was appointed to the ABB Grain Board and as Chairman in 2004. He is also Chairman of Australian Bank Alliance, a joint venture between ABB Grain and Sumitomo. Prior to his appointment, Perry was Deputy Chairman of AusBulk (1997-2004).

Tim Hearn	Director

Mr. Hearn joined Viterra’s Board of Directors in 2008. Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited from the time of his appointment in 2002 to his retirement in 2008.  Mr. Hearn is also presently the Chairman of Hearn and Associates.

Dallas Howe	Director

Mr. Howe joined Viterra’s Board of Directors in 2005. He previously served in a management role with GE Healthcare Information Technologies (2002-2005), which acquired the company he formerly owned, BDM Information Systems.  He is currently the CEO of DSTC Ltd., a technology investment company.

Kevin Osborn	Director

Mr. Osborn is a member of the Viterra Board Audit Committee and the Safety, Health and Environment Committee. Prior to joining the Viterra Board in 2009, he was a Director of ABB Grain. Mr. Osborn was the Deputy Chairman of the Bendigo and Adelaide Bank Limited.

Larry Ruud	Director

Mr. Ruud joined Viterra’s Board of Directors in 2008.  He was a partner with Meyers Norris Penny LLP from 2000 until 2009, and has provided farm management consulting services in Western Canada for the past 15 years. He is currently the President and CEO of One Earth Farms, which is a large-scale, fully-integrated corporate farming entity.

Mayo M. Schmidt	Director, President and Chief Executive Officer	Mr. Schmidt became the President and Chief Executive Officer, as well as a Director of Viterra, in 2005. Mr. Schmidt is a citizen of the United States and Canada.

Max Venning	Director

Mr. Venning is a farmer and a member of the Viterra Board Compensation Committee. Prior to joining the Viterra Board he was a Deputy Chairman of ABB Grain. Mr. Venning was a previous director of AusBulk and United Grower Holdings Ltd (2002 — 2004) and was Chairman of AusBulk in 2004.

Executive Officers

Francis Malecha	Chief Operating Officer of Viterra	Mr. Malecha became Viterra’s Chief Operating Officer in June 2007. He was previously Viterra’s Senior Vice-President of the Grain Group. Mr. Malecha is a citizen of the United States.

Rex McLennan	Chief Financial Officer

Mr. McLennan became Viterra’s Chief Financial Officer in 2008. Prior to January 29, 2008, Mr. McLennan served as Executive Vice-President and Chief Financial Officer for Vancouver 2010, the organizing committee for the 2010 Olympic and Paralympic Winter Games and prior to that, was Executive Vice-President and Chief Financial Officer for Placer Dome Inc.

Rob Gordon	President Southeast Asia and Senior Vice-President

Mr. Gordon became Viterra’s President, Australia, New Zealand and Southeast Asia and Senior Vice President in January 2010. Prior to January 2010, Mr. Gordon was CEO and Managing Director of Dairy Farmers Pty Ltd. in Sydney and, prior to that, was Managing Director, Goodman Fielder Consumer Foods Pty Ltd.  Mr. Gordon is a citizen of Australia.

Steven Berger	Senior Vice-President, Human Resources & Transformation

Mr. Berger became Viterra’s Senior Vice-President of Human Resources and Transformation in November 2007.  Prior to joining Viterra, Mr. Berger was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture. Mr. Berger is citizen of the United States.

Donald Chapman	Senior Vice-President, International Grain

Mr. Chapman is Viterra’s Senior Vice-President, International Grain and joined the Company in October 2007. Prior to October 2007, Mr. Chapman was Managing Director — Chief Trader at Toepfer International, Asia Pte Ltd.

Ray Dean	Senior Vice-President and General Counsel/Corporate Secretary

Mr. Dean joined Viterra in November 2003 as Vice-President, General Counsel/Corporate Secretary, and was appointed to Senior Vice-President, General Counsel & Corporate Secretary in March 2009.  Prior to joining Viterra, Mr. Dean was a Partner with Balfour Moss LLP.

Karl Gerrand	Senior Vice	Mr. Gerrand has served as the Senior Vice-President, Food Processing, of

	President, Food Processing	Viterra since 2009 and prior to this appointment was the President of Can-Oat Milling and Senior Vice-President of Viterra.

Robert Miller	Senior Vice-President, North American Grain

Mr. Miller became Viterra’s Senior Vice President, Grain — North America in June 2007.  Prior to April 2005, Mr. Miller was Senior Merchandising Manager, Grain Operations at General Mills Inc.  Mr. Miller is a citizen of the United States.

William Mooney	Senior Vice-President, Feed Products	Mr. Mooney became Viterra’s Senior Vice-President, Feed Products, in November 2008.

Andrew Muirhead	Senior Vice-President, Corporate Development

Mr. Muirhead became Viterra’s Senior Vice-President, Corporate Development in January 2008.  Prior to his appointment, Mr. Muirhead was on sabbatical commencing October 1, 2007 and, prior to that, was Vice-President and Director of Investment Banking at TD Securities Inc.

George Prosk	Senior Vice-President, Financial Products	Mr. Prosk is Viterra’s Senior Vice-President, Financial Products. Prior to June 2007, Mr. Prosk was Vice-President of Financial Markets at United Grain Growers Limited, carrying on business as Parent.

Colleen Vancha	Senior Vice-President, Investor Relations & Corporate Affairs	Ms. Vancha became Viterra’s Senior Vice-President of Investor Relations and Corporate Affairs Division in March 2009.

Doug Wonnacott	Senior Vice-President, Agri-Products

Mr. Wonnacott became Viterra’s Senior Vice-President of Agri-Products in December 2007.  Prior to coming to Viterra, Mr. Wonnacott was Vice-President of Agriliance LLC. Mr. Wonnacott is a citizen of the United States and Canada.

Mike Brooks	Chief Information Officer and Vice-President Information Technology	Mr. Brooks, became Viterra’s Senior Vice President and Chief Information Officer in February 2010.

Ron Cameron	Vice-President, Group Controller	Mr. Cameron became Viterra’s Vice President, Group Controller, in February 2005. Prior to his appointment, Mr. Cameron was Vice-President and Chief Financial Officer at Saskferco Products Inc.

Grant P. Theaker	Vice President & Treasurer	Mr. Theaker became Viterra’s Vice President and Treasurer in June 2007.

Agricore United Holdings, Inc. and Bluebird Acquisition Corporation

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Viterra Inc., 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9, and each such person is a citizen of Canada.

Name	Position	Present Principal Occupation

Directors and Officers

Ray Dean	Director and President of Parent and Merger Sub

Mr. Dean joined Viterra in November 2003 as Vice-President, General Counsel/Corporate Secretary, and was appointed to Senior Vice-President, General Counsel & Corporate Secretary in March 2009.  Prior to joining Viterra, Mr. Dean was a Partner with Balfour Moss LLP.

Kevin Barbero	Director and Vice-President of Parent and Merger Sub	Mr. Barbero has served as Corporate Counsel to Viterra since June 2006.

Jocelyn Torjusen	Secretary of Parent and Merger Sub	Ms. Torjusen has served as Assistant Corporate Secretary and Manager of Legal Administration of Viterra since 2004.